Exhibit 99.1
FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13, 2.14 or 2.16 of Rule 45-501).

1.	Full name and address of the seller

Kimber Resources Inc.
Suite 215 - 800 West Pender Street,
Vancouver, B.C., V6C 2V6
Tel: (604) 669-2251
(the “Issuer”)

2.	Full name and address of the issuer of the securities traded.

Name and address same as above.

3.	Description of the securities traded.

The Issuer issued by way of a non-brokered private placement a total of 3,333,332 units of the Issuer (“Units”) at a price of $1.50 per Unit, each Unit consisting of one common share in the capital of the Issuer and one-half of a non-transferable common share purchase warrant (one whole warrant called a “Warrant”), with each Warrant being exercisable into one common share in the capital of the Issuer at a price of $1.80 until 4:30 p.m. (Vancouver time) on February 26, 2007. 1,333,332 of these Units were sold to residents of Ontario.

4.	Date of the trade(s).

August 26, 2005

5.	Particulars of the trade(s).

Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Purchaser Price per unit	Total Purchase Price (Canadian $)	Exemption Relied Upon
Sprott Asset Management Inc. as portfolio manager for Sprott custodied funds Toronto, Ontario	205,000 Units	$1.50	307,500	Section 2.3 of Rule 45-501
Sprott Asset Management Inc. as portfolio manager for Sprott Canadian Equity Fund Toronto, Ontario	775,000 Units	$1.50	1,162,500	Section 2.3 of Rule 45-501
Sprott Asset Management Inc. as portfolio manager for Sprott Canadian Gold and Precious Metals Fund Toronto, Ontario	333,332 Units	$1.50	499,998	Section 2.3 of Rule 45-501
Sprott Asset Management Inc. as portfolio manager for Sprott Bull/Bear RSP Fund Toronto, Ontario	20,000 Units	$1.50	30,000	Section 2.3 of Rule 45-501
Total issued to residents of Ontario:	1,333,332		1,999,998

6.
The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7.	State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

Full name and address of person being compensated	Compensation paid (in Canadian $)
Bolder Investment Partners Inc. Suite 800 - 1450 Creekside Drive Vancouver, B.C. V6J 5B3	a finder’s fee of 2% in cash in respect of 1,333,332 Units sold to the purchaser in Ontario

8.	Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Yes. The Issuer has filed a Form 13-502F1 and paid the participation fee.

9.    State the name (or title) and the telephone number of the person who may be  contacted with respect to any questions regarding the contents of this report.

Michael E. Hoole, Vice-President and Secretary
Tel: (604) 669-2251

10.    Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent’s information and belief, that the statements made in this report are true and correct.

Dated at Vancouver, British Columbia, this 31st day of August, 2005.

KIMBER RESOURCES INC.
(Name of seller or agent - please print)

“M.E. Hoole”

__________________________________________________________
(Signature)

Vice-President and Secretary
(Official capacity - please print)

Michael E. Hoole
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice - Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Instructions:

1.
In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees of payment of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2.
If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant item and properly identified and signed by the person whose signature appears on the report. Note that issuers may file one Form 45-501F1 for a specific transaction that includes the required information for multiple purchasers.

3.
If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4.	Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, P.O. Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8